Exhibit 99.1
PRELIMINARY NOTE
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, as amended, for the year ended December 31, 2008.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as ”expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the effect of the global economic recession on aircraft values and lease rates; the continuing availability of cash to pay dividends and meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F, as amended, for the year ended December 31, 2008.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Interim Report, (1) the terms “B&B Air,” ”Company,” “we,” “our” and “us” refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary Babcock & Brown Air Finance (Cayman) Limited; (5) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (6) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of B&B Air; (7) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (8) the terms ”BBAM” and the “Servicer” refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; (9) the term “Manager” refers to Babcock & Brown Air Management Co. Limited, the Company’s manager; and (10) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)
Babcock & Brown Air Limited
Consolidated Balance Sheets
AS OF MARCH 31, 2009 (UNAUDITED) AND DECEMBER 31, 2008
(Dollar amounts in thousands, except par value data)

	March 31, 2009	December 31, 2008
	(Unaudited)
Assets
Cash and cash equivalents	$34,469	$56,763
Restricted cash and cash equivalents	119,887	113,658
Rent receivables	4,981	4,148
Flight equipment held for operating leases, net	1,810,189	1,830,612
Deferred tax asset, net	25,690	40,734
Fair market value of derivative asset	2,818	2,368
Other assets, net	29,292	37,891

Total assets	2,027,326	2,086,174

Liabilities
Accounts payable and accrued liabilities	8,542	13,809
Rentals received in advance	9,209	9,476
Payable to related parties	1,934	2,728
Security deposits	35,713	35,664
Maintenance payment liability	95,034	88,526
Notes payable, net	726,626	826,301
Borrowings under aircraft acquisition facility	597,471	597,471
Fair market value of derivative liabilities	105,593	113,374
Other liabilities	9,991	9,412

Total liabilities	1,590,113	1,696,761

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,488,911 shares issued and outstanding at March 31, 2009 and December 31, 2008	32	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	499,882	499,882
Retained earnings (deficit)	23,869	(16,584)
Accumulated other comprehensive loss, net	(86,570)	(93,917)

Total shareholders’ equity	437,213	389,413

Total liabilities and shareholders’ equity	$2,027,326	$2,086,174

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Operations
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)
(Dollar amounts in thousands, except per share data)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Revenues
Operating lease revenue	$53,380	$48,388
Finance lease income	—	2,446
Gain on purchase of notes payable	48,980	—
Lease termination settlement	6,475	—
Interest and other income	245	1,111

Total revenues	109,080	51,945

Expenses
Depreciation	20,605	15,045
Interest expense	20,641	17,939
Selling, general and administrative	6,168	5,044
Maintenance and other costs	688	439

Total expenses	48,102	38,467

Net income before provision for income taxes	60,978	13,478
Provision for income taxes	14,027	1,794

Net income	$46,951	$11,684

Weighted average number of shares — basic and diluted	32,488,911	33,603,450
Earnings per share — basic and diluted	$1.45	$0.35
Dividends declared and paid per share	$0.20	$0.50
The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)
(Dollar amounts in thousands, except share data)

						Notes		Accumulated
					Additional	Receivable	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	for Common	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	(Deficit)	Loss, net	Equity	Loss
Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502
Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(16,802)	—	(16,802)
Other	—	—	—	—	141	—	—	—	141
Net income	—	—	—	—	—	—	11,684	—	11,684	$11,684
Net change in the fair value of derivatives, net of deferred tax benefit of $3,177	—	—	—	—	—	—	—	(22,236)	(22,236)	(22,236)

Comprehensive loss, net										$(10,552)

Balance March 31, 2008	100	$—	33,603,450	$34	$506,480	$—	$(2,773)	$(38,625)	$465,116

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
FOR THE THREE MONTHS ENDED MARCH 31, 2009 (UNAUDITED)
(Dollar amounts in thousands, except share data)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity	Income
Balance December 31, 2008	100	$—	32,488,911	$32	$499,882	$(16,584)	$(93,917)	$389,413
Dividends to shareholders	—	—	—	—	—	(6,498)	—	(6,498)
Net income	—	—	—	—	—	46,951	—	46,951	$46,951
Net change in the fair value of derivatives, net of deferred tax provision of $1,050	—	—	—	—	—	—	7,347	7,347	7,347

Comprehensive income, net									$54,298

Balance March 31, 2009	100	$—	32,488,911	$32	$499,882	$23,869	$(86,570)	$437,213

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Cash Flows
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)
(Dollar amounts in thousands)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008
Cash Flows from Operating Activities
Net Income	$46,951	$11,684
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on repurchase of notes payable	(48,980)	—
Depreciation	20,605	15,045
Amortization of debt issuance costs	1,716	1,515
Amortization of lease incentives	1,059	—
Amortization of lease discounts/premiums and other items	(489)	(492)
Direct finance lease income	—	(2,446)
Deferred income taxes	13,994	1,608
Changes in operating assets and liabilities:
Rent receivables	(833)	(1,740)
Other assets	4,360	19
Payable to related parties	(794)	(462)
Accounts payable and accrued liabilities	(1,721)	(1,616)
Rentals received in advance	(267)	(879)
Other liabilities	684	1,762

Net cash flows provided by operating activities	36,285	23,998

Cash Flows from Investing Activities
Acquisition of aircraft comprising the Initial Portfolio	—	(53,966)
Purchase of flight equipment	—	(280,011)
Lessor contribution to maintenance	(3,734)	—
Proceeds from direct finance lease	—	2,701

Net cash flows used in investing activities	(3,734)	(331,276)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(6,229)	36,321
Security deposits received	49	2,749
Security deposits returned	—	(1,000)
Maintenance payment liability receipts	9,755	9,014
Maintenance payment liability disbursements	(3,247)	—
Debt issuance costs	—	(225)
Proceeds from aircraft acquisition facility	—	284,460
Repurchase of notes payable	(48,675)	—
Collections of notes receivable for common shares	—	1,827
Dividends paid	(6,498)	(16,802)

Net cash flows (used in) provided by financing activities	(54,845)	316,344

Net (decrease) increase in cash	(22,294)	9,066
Cash at beginning of period	56,763	15,616

Cash at end of period	$34,469	$24,682

Supplemental Disclosure:
Cash paid during the period for:
Interest paid	$19,109	$15,989
Taxes paid	6	—

Noncash investing and financing activities:
Maintenance liabilities transferred for Initial Portfolio	—	4,994
Noncash transactions from purchase of flight equipment:
Security deposits	—	5,533
Maintenance payment liability	—	4,616
The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
1. ORGANIZATION
Babcock & Brown Air Limited (the “Company” or “B&B Air”) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (the “Manager Shares”) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s bye-laws, have no voting rights.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where the Company is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, as revised, Consolidation of Variable Interest Entities. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, management believes that the disclosures are adequate to make the information presented not misleading.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassification had no impact on consolidated net income or shareholders’ equity.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
FAIR MARKET VALUE
In accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), as amended, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgement associated with the inputs used to measure their fair values. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgement, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.
The hierarchy levels established by SFAS No. 157 give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
As of March 31, 2009 and December 31, 2008, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2009:
Derivative asset	$—	$2,818	$—	$2,818
Derivative liabilities	—	105,593	—	105,593

December 31, 2008:
Derivative asset	—	2,368	—	2,368
Derivative liabilities	—	113,374	—	113,374

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2009, the Company adopted FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of the Company’s application of SFAS No. 157 to 2009 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements. Non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The adoption of the provisions of SFAS No. 157 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 141R, Business Combinations (“SFAS No. 141R”), which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. SFAS No. 141R also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs. SFAS No. 141R applies to any business combinations for which the acquisition date is on or after January 1, 2009. The adoption of SFAS No. 141R did not have a material impact on the Company’s financial position or results of operations.
3. FLIGHT EQUIPMENT UNDER OPERATING LEASES
As of March 31, 2009 and December 31, 2008, the Company had 62 aircraft held for operating lease. No aircraft were purchased or sold during the three months ended March 31, 2009.
Flight equipment held for operating lease consists of the following:

	March 31, 2009	December 31, 2008
	(Dollars in thousands)
Cost	$1,910,980	$1,910,798
Accumulated depreciation	(100,791)	(80,186)

Net Flight Equipment Held for Operating Lease	$1,810,189	$1,830,612

The Company capitalized $0.2 million and $2.8 million of major maintenance expenditures for the three months ended March 31, 2009 and 2008, respectively. These amounts have been included in Flight Equipment Held for Operating Lease.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
The classification of the net book value of flight equipment and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.
The distribution of the net book value of flight equipment by geographic region is as follows:

	March 31, 2009		December 31, 2008
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$135,575	8%	$136,712	8%
The Netherlands	130,746	7%	132,116	7%
Spain	79,927	4%	80,639	4%
United Kingdom	75,256	4%	76,120	4%
Switzerland	41,617	2%	42,394	2%
Other	375,488	21%	381,310	21%

Europe, Middle East and Africa — Total	838,609	46%	849,291	46%

Asia Pacific:
India	261,122	15%	263,450	15%
China	147,305	8%	148,731	8%
Other	37,342	2%	37,689	2%

Asia Pacific — Total	445,769	25%	449,870	25%

North America:
United States	312,317	17%	315,972	17%
Other	40,231	2%	40,603	2%

North America — Total	352,548	19%	356,575	19%

South and Central America:
Mexico	154,097	9%	155,710	9%

South and Central America — Total	154,097	9%	155,710	9%

Off-lease — Total	19,166	1%	19,166	1%

Total Flight Equipment	$1,810,189	100%	$1,830,612	100%

At March 31, 2009 and December 31, 2008, 61 of the aircraft held for operating leases were on lease to 36 lessees. One aircraft remains off-lease.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
The distribution of operating lease revenue by geographic region is as follows:

	Three months ended		Three months ended
	March 31, 2009		March 31, 2008
		(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$4,315	8%	$2,908	6%
The Netherlands	4,077	8%	1,592	3%
United Kingdom	2,618	5%	3,583	7%
Switzerland	2,225	4%	3,648	8%
Other	12,001	22%	8,342	17%

Europe, Middle East and Africa — Total	25,236	47%	20,073	41%

Asia Pacific:
India	6,962	13%	6,205	13%
China	4,366	8%	4,397	9%
Other	941	2%	1,018	2%

Asia Pacific — Total	12,269	23%	11,620	24%

North America:
United States	9,879	19%	6,551	14%
Other	1,252	2%	1,320	3%

North America — Total	11,131	21%	7,871	17%

South and Central America:
Mexico	4,744	9%	5,069	10%
Other	—	—	3,755	8%

South and Central America — Total	4,744	9%	8,824	18%

Total Operating Lease Revenue	$53,380	100%	$48,388	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the three months ended March 31, 2009 and 2008. During the three months ended March 31, 2009, the Company stopped accruing rent from one lessee due to concerns about the lessee’s financial condition resulting in a reduction in operating lease revenue of $1.6 million.
For the three months ended March 31, 2008, the Company recognized redelivery adjustments on three expired leases totalling $3.2 million. These amounts have been included in operating lease revenue. There were no aircraft redeliveries in the three months ended March 31, 2009.
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was $0.7 million and $0.6 million for the three months ended March 31, 2009 and 2008, respectively. As of March 31, 2009 and December 31, 2008, the weighted average remaining lease term was 5.2 years and 5.5 years, respectively.
For the three months ended March 31, 2009 and 2008, amortization of lease incentives recorded as a reduction of operating lease revenue totalled $1.1 million and $0, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received payments totalling approximately $6.5 million during the three months ended March 31, 2009, with an additional $5.8 million to be paid in monthly installments over three years with interest at 8.0% per annum. Due to collectability concerns, future payments will be recognized as cash is received.
4. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts, which were used to partially finance the acquisition of aircraft. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding that may be registered prior to October 2, 2009. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”).
The financial guaranty insurance policy (the “Policy”) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Notes.
On March 16, 2009, the Company through a wholly-owned subsidiary, B&B Air Cayman, entered into an agreement to purchase $100.0 million principal amount of the Notes, for a purchase price of $48.7 million, including associated expenses. In connection with the purchase of the notes payable, the Company expensed loan issuance costs and unamortized discount associated with the original issuance of the Notes totalling $2.3 million. The Company recognized a pre-tax gain on purchase of notes payable of $49.0 million. The notes payable are held by B&B Air Cayman and remain outstanding.
Excluding the notes payable held by B&B Air Cayman, the Notes had a balance of $728.1 million and $828.1 million as of March 31, 2009 and December 31, 2008, respectively. The unamortized discount associated with the Notes totalled $1.5 million and $1.8 million as of March 31, 2009 and December 31, 2008, respectively. Accrued interest totalled $0.4 million and $0.7 million at March 31, 2009 and December 31, 2008, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
Up to and until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effectively, after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.
The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, together with accrued and unpaid interest, as specified in the indenture governing the Notes.
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of March 31, 2009, B&B Air Funding was not in default under the Notes.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of March 31, 2009 and December 31, 2008, B&B Air Funding had not drawn on the Note Liquidity Facility.
The servicing agreement between the Company and BBAM may be terminated prior to its scheduled termination date in the case of certain events, including:
•	Babcock & Brown ceasing to own at least 50.1% of the voting or economic interest in BBAM; or

•	The bankruptcy or insolvency of BBAM or Babcock & Brown International Pty Ltd.
If either of the above servicer termination events occurs, B&B Air Funding, with the prior consent of the Policy Provider under the securitization transaction (or the Policy Provider alone, if an event of default under the indenture has occurred and is continuing) may substitute BBAM with a replacement servicer upon receipt of a rating agency confirmation from each rating agency. A servicer termination event under the servicing agreement does not give rise to an event of default under the indenture.
5. AIRCRAFT ACQUISITION FACILITY

		Balance as of	Balance as of
	Facility Limit	March 31, 2009	December 31, 2008
	(Dollars in thousands)
Aircraft Acquisition Facility:
Principal — Tranche A	$920,000	$413,471	$413,471
Principal — Tranche B	184,000	184,000	184,000

Borrowings under aircraft acquisition facility	1,104,000	597,471	597,471
Equity Tranche	96,000	96,000	96,000

Total Aircraft Acquisition Facility	$1,200,000	$693,471	$693,471

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provides for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders and are subject to customary terms and conditions. The agent for our Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion prior to the end of the availability period. B&B Air Acquisition periodically funds, in accordance with the facility agreement, a cash collateral account that was established for the benefit of the lenders. As of March 31, 2009 and December 31, 2008, the cash collateral account had a balance of $24.3 million and $22.3 million, respectively.
The Aircraft Acquisition Facility provides that borrowings under Tranches A and B will be limited such that the outstanding combined amounts under such tranches may not exceed the sum of: (i) 85% of the sum of the appraised value of the aircraft funded through the Aircraft Acquisition Facility, (ii) 50% of the maintenance reserve balance and (iii) 100% of the cash collateral account. When the availability period ends, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest and certain expenses. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly instalments. Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.25%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%.
Any unpaid amounts under the Aircraft Acquisition Facility are carried forward and accrue interest at the applicable interest rates for each tranche. The applicable margin on the Tranche A borrowings will increase by 0.25% at the end of the availability period. The first quarterly instalment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively.
Unutilized amounts under Tranche A accrue commitment fees of 0.3% per annum of the daily average unutilized balance. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The availability period for the borrowings under the Aircraft Acquisition Facility is expected to end no later than November 6, 2009. However, certain events, including a servicer replacement event under the servicing agreement for the Aircraft Acquisition Facility, could result in the earlier termination of the availability period. A servicer replacement event includes the following, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•
BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	A BBAM default on recourse debt over $25 million.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
The occurrence of any of these events would result in an immediate end of the availability period for the Aircraft Acquisition Facility and accelerate the date on which the Company is required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. In addition, on the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the service agreement.
An event of default under the Aircraft Acquisition Facility would be also be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of March 31, 2009, B&B holds 14.7% of B&B Air’s outstanding shares.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, we do not expect that BBAM will be able to deliver audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved a 90-day extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by July 29, 2009, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred and the availability period of the Aircraft Acquisition Facility will end.
Babcock & Brown has informed us that Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets over the next two to three years. Although no definitive transaction has been announced, the Company expects Babcock & Brown to sell all of its aviation related assets, including BBAM and the common shares of B&B Air owned by them, either of which could result in an event of default under the Aircraft Acquisition Facility.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of two-thirds of the Tranche A and Tranche B lenders combined, may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. Immediately after the occurrence of certain bankruptcy and insolvency related events of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. In addition, if the lenders accelerate all amounts due upon the occurrence of any other event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. There were no events of default under the Aircraft Acquisition Facility as of March 31, 2009.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
Even prior to the end of the availability period, the agent for the Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion. If the agent refuses to provide financing for a proposed acquisition, the Company may be unable to secure alternative financing to complete the transaction. The Company currently does not have any purchase commitments awaiting funding approval.
6. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of March 31, 2009 and December 31, 2008, the Company had entered into interest rate swap contracts with notional amounts aggregating $1,260.2 million and $1,260.3 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $105.6 million and $113.4 million as of March 31, 2009 and December 31, 2008, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of March 31, 2009 and December 31, 2008, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $2.8 million and $2.4 million, respectively.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totalling $2.1 million which will be amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income (loss), net of a provision for income taxes. For the three months ended March 31, 2009 and 2008, the Company recorded as a component of accumulated other comprehensive income (loss) a net unrealized gain of $7.3 million, after the applicable net tax provision of $1.1 million, and an unrealized loss of $22.2 million, after the applicable tax benefit of $3.2 million, respectively.
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of B&B Air’s credit risk in valuing derivative liabilities. The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payments priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
As of March 31, 2009, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$299,500	$(32,014)	$1,533	$(30,481)	$3,810	$(26,671)	$—
10/14/2015	4.93%	299,500	(32,014)	1,533	(30,481)	3,810	(26,671)	—
11/15/2015	4.36%	28,581	(3,094)	163	(2,931)	366	(2,565)	—
12/15/2015	4.37%	28,584	(3,116)	165	(2,951)	369	(2,582)	—
9/15/2015	4.36%	29,047	(3,137)	164	(2,973)	372	(2,601)	—
11/15/2015	4.37%	28,819	(3,151)	167	(2,984)	373	(2,611)	—
1/14/2015	3.40%	63,707	(3,922)	150	(3,772)	472	(3,300)	—
3/15/2018	3.31%	255,760	(10,886)	318	(10,568)	1,321	(9,247)	—
8/15/2015	3.85%	46,242	(2,523)	97	(2,426)	303	(2,123)	—
5/15/2016	4.49%	61,838	(5,563)	280	(5,283)	660	(4,623)	—
3/15/2015	4.22%	41,071	(3,032)	139	(2,893)	362	(2,531)	—
4/15/2015	4.07%	37,504	(2,936)	137	(2,799)	350	(2,449)	—
10/15/2016	4.25%	40,025	(3,234)	170	(3,064)	383	(2,681)	—
Accrued interest		—	(1,987)	—	(1,987)	—	—	—

Total — derivative liabilities		$1,260,178	$(110,609)	$5,016	$(105,593)	$12,951	$(90,655)	$—

As of March 31, 2009, the Company had the following derivative asset (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	$1,650	$3,380	$(562)	$2,818	$(353)	$2,465	$—
Terminated Contract		—	—	—	—	(231)	1,620	51

Total — derivative asset		$1,650	$3,380	$(562)	$2,818	$(584)	$4,085	$51

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
7. INCOME TAXES
B&B Air is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate because it is a resident of a non-member of the European Union and does not have a double tax treaty with Ireland. A deferred tax provision at the 25.0% rate was provided for the gain associated with the purchase of notes payable. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income.
Income tax expense by jurisdiction is shown below:

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008
	(Dollars in thousands)
Deferred tax expense:
Ireland	$13,994	$1,608

Current tax expense:
Ireland	31	178
France	2	8

Current tax expense — total	33	186

Total Income Tax Expense	$14,027	$1,794

The principal components of the Company’s net deferred tax asset are as follows:

	March 31, 2009	December 31, 2008
	(Dollars in thousands)
Ireland:
Excess of (tax)/book basis over (book)/tax basis of aircraft	$(1,634)	$4,196
Net operating loss carryforwards	27,501	23,121
Net unrealized losses on derivative instruments	12,367	13,417
Net earnings of non-European Union member subsidiary	(12,544)	—

Deferred Tax Asset, Net	$25,690	$40,734

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
8. COMMITMENTS AND CONTINGENCIES
The Company has an agreement to sell one of the aircraft from the Initial Portfolio for a base purchase price of approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
9. RELATED PARTY TRANSACTIONS
B&B Air has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with subsidiaries of Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.
Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For each of the three months ended March 31, 2009 and 2008, total base and rent fees incurred amounted to $1.9 million and $1.6 million, respectively.
Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For each of the three months ended March 31, 2009 and 2008, $0.2 million of administrative fees were paid to Babcock & Brown.
For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft included in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the three months ended March 31, 2008, $4.3 million of fees were incurred for aircraft purchased by B&B Air Acquisition. During the three months ended March 31, 2009, the Company did not acquire or dispose of any aircraft.
Babcock & Brown is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain specified targets. No incentive fee was earned by Babcock & Brown during the three months ended March 31, 2009 or 2008.
The Company makes monthly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air, (’Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the three months ended March 31, 2009 and 2008, the Company incurred and paid $1.5 million of Management Expenses, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
In connection with its services, Babcock & Brown incurs expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. As of March 31, 2009 and 2008, the Company had no reimbursable expenses due to Babcock & Brown, respectively.
10. SUBSEQUENT EVENTS
On April 15, 2009, the Company declared a dividend of $0.20 per share or approximately $6.1 million. The dividend is payable on May 20, 2009 to shareholders of record at April 30, 2009.
Subsequent to March 31, 2009, the Company repurchased 2,208,963 shares in connection with its share repurchase program from three entities in which Babcock & Brown has an interest. The shares were repurchased at an average price of $4.08 per share or $9.0 million pursuant to stock purchase agreements.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F dated December 31, 2008, as amended. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary note”.
Overview
B&B Air is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 62 aircraft.
Although we are organized under the laws of Bermuda, we are resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.
For the three months ended March 31, 2009, B&B Air had net income of $47.0 million, or earnings per share of $1.45 including an after-tax gain of $1.12 per share on the repurchase of notes payable. On March 16, 2009, a wholly-owed subsidiary entered into an agreement to purchase $100.0 million principal amount of notes payable issued by B&B Air Funding for a purchase price of $48.7 million, including associated expenses. In connection with the purchase of the notes payable, we expensed loan issuance costs and unamortized discount associated with the original issuance of the Notes totalling $2.3 million. We recognized a gain on purchase of notes payable of $49.0 million, before taxes.
Net cash flows provided by operating activities for the three months ended March 31, 2009 totalled $36.3 million. Net cash flow used in investing activities was $3.7 million and net cash used in financing activities was $54.8 million for the three months ended March 31, 2009.
During the first quarter of 2009, we paid dividends totalling $6.5 million.
Market Conditions
The difficulty of obtaining financing and the lack of economic growth, as well as continuing fuel price volatility, are continuing to have a negative impact on the general financial condition of the airline industry worldwide and on certain lessees’ ability to make lease rental and other payments on a timely basis. These trends have resulted in, among other things, decreases in aircraft values and lease rates, payment and other defaults under leases and lessee requests for the restructuring of required payments. An increase in airline bankruptcies could result in the return of aircraft to us by lessees prior to the scheduled lease termination. Early termination of a lease or early return of an aircraft may also result in additional maintenance expense.

Critical Accounting Policies and Estimates
B&B Air has prepared its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. B&B Air has made no significant changes in its critical accounting polices and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008.
New Accounting Pronouncements
Effective January 1, 2009, B&B Air adopted FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of B&B Air’s application of SFAS No. 157 to 2009 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements. Non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The adoption of the provisions of SFAS No. 157 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements did not have a material impact on B&B Air’s consolidated financial statements.
Effective January 1, 2009, B&B Air adopted Statement of Financial Accounting Standards No. 141R, Business Combinations (“SFAS No. 141R”), which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. SFAS No. 141R also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs. SFAS No. 141R applies to any business combinations for which the acquisition date is on or after January 1, 2009. The adoption of SFAS No. 141R did not have a material impact on B&B Air’s financial position or results of operations.
Operating Results
Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of B&B Air for the three months ended March 31, 2009 and 2008.

Consolidated Statement of Operations of B&B Air for the three months ended March 31, 2009 and 2008

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Revenues
Operating lease revenue	$53,380	$48,388
Finance lease income	—	2,446
Gain on purchase of notes payable	48,980	—
Lease termination settlement	6,475	—
Interest and other income	245	1,111

Total revenues	109,080	51,945

Expenses
Depreciation	20,605	15,045
Interest expense	20,641	17,939
Selling, general and administrative	6,168	5,044
Maintenance and other costs	688	439

Total expenses	48,102	38,467

Net income before provision for income taxes	60,978	13,478
Income tax provision	14,027	1,794

Net income	$46,951	$11,684

As of March 31, 2009 and 2008, we had 62 and 59 aircraft in our portfolio, respectively. As of March 31, 2009, 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease, compared to March 31, 2008, when all 59 of our aircraft were on lease to 33 lessees. Subsequent to March 31, 2008, we purchased five aircraft and sold two.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended March 31, 2009, operating lease revenue totalled $53.4 million, an increase of $5.0 compared to the three months ended March 31, 2008. The increase was due to: (i) a full three months of operating lease revenues recognized in the three month period ended March 31, 2009 on aircraft purchased in 2008 resulting in an incremental increase of $11.4 million, (ii) aircraft previously on finance leases which were re-marketed after March 31, 2008 generating $1.6 million of operating lease revenue and (iii) aircraft which were re-marketed subsequent to March 31, 2008 resulting in an incremental increase of $0.3 million of operating lease revenue. These increases were partially offset by the (i) recognition of end of lease redelivery adjustments totalling $3.2 million in the three months ended March 31, 2008 with no corresponding revenue recognized in the three months ended March 31, 2009, (ii) decrease in operating lease revenue from aircraft sold in the third and fourth quarters of 2008 amounting to $1.4 million, (iii) decrease in rents on leases that are subject to LIBOR adjustments amounting to $1.0 million, and (iv) lease incentives amortized as a reduction in operating lease revenue totalling $1.1 million in the three months ended March 31, 2009. In addition, we stopped accruing rent from one lessee during the three months ended March 31, 2009 due to concerns about the lessee’s financial condition which resulted in a reduction in operating lease revenue of $1.6 million.
Net lease discount amortized into lease revenue during the three months ended March 31, 2009 and 2008 totalled $0.7 million and $0.6 million, respectively.

Finance lease income was $2.4 million for the three months ended March 31, 2008. B&B Air’s net investment in direct finance lease was attributable to four aircraft repossessed in 2008. The aircraft were reclassified to flight equipment held for operating leases. We have no finance leases in 2009.
On March 16, 2009, we purchased, through a wholly-owned subsidiary, $100.0 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $48.7 million, including associated expenses. In connection with the purchase of the Notes, B&B Air expensed loan issuance costs and unamortized discount associated with the original issuance of the Notes totalling $2.3 million. We recognized a gain on purchase of notes payable of $49.0 million. The notes payable are held by B&B Air Cayman and remain outstanding.
In connection with the early termination of four leases, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we have received payments totalling $6.5 million during the three months ended March 31, 2009, with an additional $5.8 million to be paid in monthly installments until January 2012 with interest at 8.0% per annum. Due to collectability concerns, future payments will be recognized as cash is received.
In the three months ended March 31, 2009 and 2008, we recorded interest earned on our cash balances of $0.2 million and $1.1 million, respectively, a decrease of $0.9 million. The higher cash balances during the three months ended March 31, 2008 reflect the proceeds of our initial public offering and issuance of securitized notes payable in October 2007, which were used to acquire the last two aircraft in our Initial Portfolio.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during the three months ended March 31, 2009 was $20.6 million, compared to $15.0 million for the three months ended March 31, 2008. The increase of $5.6 million was due to: (i) full three month’s depreciation recognized in 2009 on aircraft purchased during the three months ended March 31, 2008 resulting in an incremental increase of $2.8 million, (ii) depreciation expense on aircraft purchased after March 31, 2008 totalling $1.7 million, (iii) depreciation expense recorded on aircraft transferred from direct finance leases to operating lease totalling $1.4 million, and (iv) other miscellaneous depreciation adjustments totalling $0.2 million. These increases were partially offset by depreciation expense on aircraft sold during 2008 totalling $0.5 million.
Compared to the three months ended March 31, 2008, interest expense increased by $2.7 million in the three months ended March 31, 2009 to $20.6 million. The increase was primarily due to additional borrowings under our Aircraft Acquisition Facility to fund aircraft purchases during the three months ended March 31, 2008 resulting in additional interest of $4.6 million. This increase was partially offset by decreases due to (i) lower interest rates during the three months ended March 31, 2009 resulting in decrease in interest of $1.7 million, (ii) purchase and principal repayments of Notes resulting in interest savings of $0.1 million and (iii) decrease in commitment fees net of loan fee amortization amounting to $0.1 million.
Selling, general and administrative expenses totalled $6.2 million and $5.0 million for the three months ended March 31, 2009 and 2008, respectively, an increase of $1.2 million. The increase in selling, general and administrative expenses was primarily due to additional aircraft purchased during 2008 and increases in expenses associated with operations.
Maintenance and other leasing costs remained relatively constant totalling $0.7 million and $0.4 million for the three month periods ended March 31, 2009 and 2008. The increase is primarily due to higher re-leasing and re-possession costs incurred during the three months ended March 31, 2009.

Our provision for income tax consists primarily of Irish income tax incurred amounting to $14.0 million and $1.8 million during the three months ended March 31, 2009 and 2008, respectively. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income and on the repatriated earnings from our Cayman subsidiary because it is not a European Union resident and does not have a double tax treaty with Ireland. A deferred tax provision was provided at the 25.0% tax rate for the gain we recognized on the notes payable purchased by our wholly-owned subsidiary during the three months ended March 31, 2009.
Our consolidated net income for the three months ended March 31, 2009 increased $35.3 million to $47.0 million from $11.7 million for the three months ended March 31, 2008.
Liquidity and Capital Resources
Cash Flows of B&B Air for the three months ended March 31, 2009 and March 31, 2008
Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing.
We generated cash flows from operations of $36.3 million and $24.0 million for the three months ended March 31, 2009 and 2008, respectively. The increase of $12.3 million was primarily the result of increased cash flows from leasing activities arising from aircraft purchased during 2008.
Cash flows from investing activities relate primarily to the acquisition of aircraft, proceeds from finance leases and lessor maintenance contributions. Cash used in investing activities totalled $3.7 million and $331.3 million for the three months ended March 31, 2009 and 2008, respectively. During the three months ended March 31, 2008, we acquired the last two aircraft comprising the Initial Portfolio and five additional aircraft resulting in cash used in investing activities of $334.0 million. We did not acquire any aircraft in the three months ended March 31, 2009. During the three months ended March 31, 2009 we made payments for lessor contribution to maintenance totalling $3.7 million. Cash flow proceeds from direct finance leases were $0 and $2.7 million in the three months ended March 31, 2009 and 2008, respectively. Subsequent to March 31, 2008, we repossessed all four aircraft comprising our investment in direct finance leases.
The cash flows used in financing activities in the three months ended March 31, 2009 amounted to $54.8 million, compared to proceeds of $316.3 million for the three months ended March 31, 2008. The decrease was primarily due to: (i) repurchase of our Notes with a principal balance of $100.0 million at total cost $48.7 million, including expenses, during the three months ended March 31, 2009 and (ii) borrowings made during the three months ended March 31, 2008 under the Aircraft Acquisition Facility of $284.5 million with no comparable borrowings in the three months ended March 31, 2009. In addition, our cash flows from financing activities decreased due to: (i) reduction in our restricted cash balance of $42.6 million primarily due to the acquisition of two aircraft in our Initial Portfolio during the three months ended March 31, 2008 and (ii) disbursement of maintenance payment liabilities amounting to $3.2 million during the three months ended March 31, 2009. Total dividends paid in the three months ended March 31, 2009 were $6.5 million compared to $16.8 million for the three months ended March 31, 2008.

Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, repurchases of the Notes issued by B&B Air Funding, cash interest payments made on the Notes and the Aircraft Acquisition Facility, operating expenses, cash tax payments, dividend payments and capital expenditures on our aircraft.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through the next 12 months and provide additional funds that may be invested to create value for our shareholders.
The current economic recession and resulting slowdown in air travel have contributed to a decrease in the demand for aircraft, resulting in a decrease in aircraft lease rates and values. We expect this trend to continue through the rest of 2009 which may result in additional requests for lease restructurings from troubled lessees and in lower re-lease rates. This could result in a reduction in our revenues in 2009. We have three scheduled lease terminations in 2009 that have not yet been re-leased.
In addition, in connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of theses leases in February 2009. Under the terms of the settlement agreement, we have received through March 31, 2009 payments totalling $6.5 million. An additional $5.8 million is expected to be paid to us, in monthly instalments until January 2012 with interest at 8% per annum.
As of March 31, 2009, approximately $597.5 million had been drawn under the $1.2 billion Aircraft Acquisition Facility. We expect to fund our future capital needs from excess cash flow, borrowings under our Aircraft Acquisition Facility and/or new debt and equity financings.
The Aircraft Acquisition Facility is not expected to meet our longer-term capital needs for funding additional aircraft acquisitions. The availability of borrowing capacity under this facility is expected to end no later than November 6, 2009. Borrowings under the Aircraft Acquisition Facility may not exceed the sum of: (i) 85% of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserve balances with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. In addition, the agent for the facility has the right to approve funding requests in its sole discretion. However, the agent for the facility may also seek approval from the lenders or may be required by the lenders to take certain actions.
Certain events, including a servicer replacement event under the servicing agreement for the Aircraft Acquisition Facility, could result in the earlier termination of the availability period. A servicer replacement event includes the following, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•
BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would result in an immediate end of the availability period for the Aircraft Acquisition Facility and accelerate the date on which the Company is required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. In addition, on the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent) or the agent on the direction of 2/3 of the Tranche A and Tranche B lenders combined, may terminate the service agreement.

An event of default under the Aircraft Acquisition Facility would be also be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of March 31, 2009, B&B holds 14.7% of B&B Air’s outstanding shares.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, we do not expect that BBAM will be able to deliver audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved a 90-day extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by July 29, 2009, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred and the availability period of the Aircraft Acquisition Facility will end.
Even prior to the end of the availability period, the agent for our Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion. If the agent refuses to provide financing for a proposed acquisition, we may be unable to secure alternative financing to complete the transaction. We do not currently have any purchase commitments awaiting funding approval.
Our objective is to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to the end of the availability period. We also intend to refinance the amounts outstanding under our Notes prior to August 2012. Should current market conditions continue into the future, however, it may not be possible to refinance the Notes or amounts outstanding under the Aircraft Acquisition Facility on our schedule or on terms we find acceptable. In the event that the Notes or amounts outstanding on the Aircraft Acquisition Facility are not repaid or refinanced, on or prior to such dates, substantially all excess cash flow provided by the underlying leases that secure the amounts outstanding will be used to repay the principal amount of the Notes and Aircraft Acquisition Facility and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.
Additional sources of financing will be required to fund our growth. Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. The current dislocation in credit markets may make it difficult for us to grow our aircraft portfolio.
Dividends and Share Repurchases. We paid a dividend of $0.20 per share for the fourth quarter of 2008 in February 2009. The cash requirement for this dividend was approximately $6.5 million. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.
On April 15, 2009, B&B Air declared a dividend of $0.20 per share or approximately $6.1 million. The dividend is payable on May 20, 2009 to shareholders of record at April 30, 2009.

In June 2008, our Board of Directors approved a share repurchase program. The program authorizes the repurchase of up to $30.0 million of our shares through June 2009. In March 2009, our Board of Directors approved the extension of the program through June 2010. We expect the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from available cash. As of March 31, 2009, we had repurchased 1,114,539 shares at an average price of $5.87 per share, for a total of $6.5 million before certain expenses. In April 2009, we repurchased 2,208,963 shares from three entities in which Babcock & Brown has an interest. The shares were repurchased at an average price of $4.08 per share, or $9.0 million pursuant to stock purchase agreements. Shares repurchased from affiliates of Babcock & Brown were purchased at a discount to the closing price on the dates of purchase.
Note Repurchases. In March 2009, we purchased through a wholly-owned subsidiary $100.0 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $48.7 million, including associated expenses. The notes payable are held by the purchasing subsidiary and remain outstanding.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. During the three months ended March 31, 2009, we received $9.8 million of maintenance payments from lessees, made maintenance payment disbursements of $3.2 million and also made maintenance contributions of $3.7 million.
Financing
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provides for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility are used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties. In addition, the agent for the facility has the right to approve funding requests in its sole discretion.

Availability. The Aircraft Acquisition Facility has an availability period which is expected to end no later than November 6, 2009. The $96.0 million tranche of equity must be drawn first, a $184.0 million Tranche B of loans must be drawn next and a $920.0 million Tranche A of loans becomes available thereafter. The availability of loans under Tranche A and Tranche B is limited such that the outstanding amounts under such tranches combined cannot exceed the borrowing base equal to the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves received with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. If the borrowing base falls below this level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or cash in an amount equal to the deficiency to reduce the outstanding principal balance. As of March 31, 2009, the $184.0 million and $96.0 million of Tranche B and equity tranche, respectively, were fully drawn and $413.5 million under Tranche A had been drawn.
The availability period under the Aircraft Acquisition Facility may also be terminated prior to the scheduled termination dates in the case of certain events, including the occurrence of a servicer replacement event under the servicing agreement associated with the Aircraft Acquisition Facility. A servicer replacement event includes the following, some of which are also potential events of default (as described below under “Defaults and Remedies”):
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•
BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which we are required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. In general, an amendment of the Aircraft Acquisition Facility requires the consent of 2/3 of the Tranche A and Tranche B lenders combined.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, we do not expect that BBAM will be able to deliver audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved a 90-day extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by July 29, 2009, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred and the availability period of the Aircraft Acquisition Facility will end.
Commitment Fees. B&B Air Acquisition pays a commitment fee of 0.30% per annum on a monthly basis to the Tranche A lenders on the undrawn amount of their Tranche A commitment.

Principal Payments. Commencing on the earlier of the date six months after $1,080.0 million of the Aircraft Acquisition Facility is utilized or November 6, 2009 (or earlier if the availability period is terminated), most cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on the third anniversary of the termination of the availability period, must be repaid in four quarterly installments.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility will bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A is 1.25% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution may be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. The applicable margin on Tranche A will increase by 0.25% at the end of the availability period. After the first quarterly installment of principal is due approximately four to five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the tranche of equity, and both Tranche A and B rank above the tranche of equity.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,

•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,

•	failure to maintain required insurance levels,

•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,

•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,

•	certain early terminations of B&B Air Acquisition’s swap agreements,

•	failure to meet interest coverage ratios,

•	Babcock & Brown ceasing to hold at least 5% of the issued and outstanding shares of B&B Air; and

•	Babcock & Brown ceasing to hold at least 51% of the capital stock of BBAM.
As of March 31, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Babcock & Brown has informed us that due to the absence of a substantive consolidation doctrine in the Australian legal system, the voluntary administration of Babcock & Brown Limited is not expected to have any immediate legal or operational impact on Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset owning entity in the Babcock & Brown group. BBIPL will continue to pursue its revised business plan in accordance with the terms previously announced and plans to sell all of its assets over the next two to three years. Although no definitive transaction has been announced, the Company expects Babcock & Brown to sell all of its aviation related assets, including BBAM and the common shares of B&B Air owned by them, either of which could result in an event of default under the Aircraft Acquisition Facility.

If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a material adverse effect on our business. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement. As of March 31, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Securitization
Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio completed an aircraft lease securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. In March 2009, we repurchased through a wholly-owned subsidiary $100.0 million principal amount of the Notes issued by B&B Air Funding in the Securitization for a purchase price of $48.7 million, including associated expenses. The notes payable are held by the purchasing subsidiary and remain outstanding.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly.
Payment Terms. Up to and until July 2010, there are no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.

Otherwise, we intend to use the excess Securitization cash flow to pay dividends to us, to convert passenger aircraft to freighter aircraft, to repurchase some of the Notes and to purchase additional aircraft and other aviation assets.
We expect to refinance the remaining Notes on or prior to August 2012. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the remaining Notes and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.
Redemption. Pursuant to the terms of the Indenture Agreement, we may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. We may redeem the Notes in whole or from time to time in part, at redemption prices specified in the agreement together with accrued and unpaid interest to the redemption date. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding that may be so registered prior to October 2, 2009. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.
Default and Remedies. Events of default under the transaction documents include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.
Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, debt service coverage ratios, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described in the Indenture Agreement.

As of March 31, 2009, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be, at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
Capital Expenditures
During the three months ended March 31, 2008, we acquired and took delivery of five aircraft. We made no aircraft acquisitions during the three months ended March 31, 2009.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2009, the weighted average age of the aircraft in our portfolio was 6.6 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the Securitization and borrowings under our Liquidity Facility, if any, and our Aircraft Acquisition Facility. 53 out of our 61 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with our other variable rate debt, including any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase/ decrease in our variable interest rates would have increased/decreased our interest expense by $14.2 million and would have increased/decreased our revenues by $2.1 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of March 31, 2009, the fair market value of our derivative liabilities was $105.6 million. A 100 basis-point increase/decrease in interest rate would reduce/increase the fair market value of our derivative liabilities by $1.9 million. The fair market value of our foreign exchange derivative asset was $2.8 million as of March 31, 2009. A 100 basis increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in euro. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2009, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended March 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.
Item 1A. Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 10, 2009, which is accessible on the SEC’s website at www.sec.gov.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
On June 21, 2008, our Board of Directors approved a share repurchase program authorizing B&B Air to repurchase up to $30.0 million of its shares through June 21, 2009. The Board of Directors subsequently approved an extension of the program through June 2010. B&B Air expects purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from B&B Air’s available cash. The timing of the share repurchases under the program depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time. Subsequent to March 31, 2009, B&B Air repurchased 2,208,963 shares from three entities in which Babcock & Brown has an interest. The shares were repurchased at an average price of $4.08 per share or $9.0 million pursuant to stock purchase agreements.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
10.1	Note Purchase Agreement dated March 16, 2009.